PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources Inc.

Neptune reaffirms its confidence in its patent protection and the
US prosecution process

Laval, Québec, November 17, 2011 - Neptune Technologies and Bioressources Inc. (“Neptune”) (NASDAQ: NEPT / TSX-V: NTB), announces that on November 15, 2011, the U.S. Patent and Trademark Office (“USPTO”) granted them U.S. patent number 8,057,825 (the “’825 patent”), which is directed to methods of reducing cholesterol, platelet adhesion and plaque formation in humans through the administration of krill extract. The same day, Aker BioMarine (“Aker”), a competitor of Neptune, filed in the USPTO a request for re-examination of the ‘825 patent. This is the second re-examination request that Aker has filed regarding a Neptune patent in the last five weeks. Unfortunately, Aker’s press release announcing its re-examination request, as well as other related statements made by Aker to the press, appear designed to mislead the public about the validity of Neptune’s patent rights and the re-examination process.

“First, any suggestions by Aker that Neptune misrepresented to the USPTO the novelty of the inventions claimed in the ‘825 patent are baseless. All of Neptune’s representatives who were involved in the successful prosecution of the ‘825 patent complied with their duty of candor to the USPTO and after a thorough review of Neptune’s patent application, the USPTO deemed Neptune’s claims to be novel and non-obvious, and therefore granted the ‘825 patent to Neptune. We are confident that, even if Aker’s request for re-examination is granted, the validity of the ‘825 patent will be confirmed”, said Henri Harland President and CEO.

“Second, while the Vice President of Sales and Marketing of Aker BioMarine Antarctic U.S. stated, «The mere fact that a reexamination is opened is a very strong indication that the USPTO will at least restrict the claims that were originally granted », in fact the USPTO has not yet decided whether to grant Aker’s request for reexamination (nor has the USPTO acted on Aker’s first reexamination request, which is directed to Neptune’s U.S. Patent No. 8,030,848). Accordingly, a reexamination of the ‘825 patent is not currently “opened.” In addition, contrary to Aker’s assertion, the mere grant of a reexamination request provides no indication, let alone “a very strong indication”, that the USPTO will restrict the claims of the issued patent, added Henri Harland.

“Neptune intends to vigorously defend its intellectual property position and prevent others from using Neptune’s patented inventions without authorization. We understand why our competitors are concerned about Neptune’s strong patent protection”, concluded the President and CEO.

About Acasti Pharma Inc.

Acasti is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm Inc. is pursuing pharmaceutical neurological applications and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:
Neptune Technologies & Bioressources Inc.
André Godin, CFO
+1.450.687.2262
a.godin@neptunebiotech.com
www.neptunebiotech.com

CEOcast Contact:	Howard Group Contact:
Dan Schustack	Dave Burwell
+1 212-732-4300	(888) 221-0915
dschustack@ceocast.com	dabe@howardgroupinc.com
www.ceocast.com	www.howardgroupinc.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.